

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 25, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Christopher H. Hopkins
Chief Executive Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

> **Re:** **Oilsands Quest Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed July 21, 2006**
> **Response Letter Dated February 16, 2007**
> **Form 10-QSB/A for the Quarterly Period Ended October 31, 2006**
> **Filed March 16, 2007**
> **Response Letter Dated March 22, 2007**
> **Response Letter Dated April 18, 2007**
> **File No. 000-27659**

Dear Mr. Hopkins:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief